UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

1. DATE, TIME AND VENUE: On April 15, 2021, at 11:00 a.m., exclusively digitally through the electronic platform made available by Telefônica Brasil S.A. ("Company"), as per the Material Fact and amendment to the call notice disclosed by the Company to the shareholders on March 16, 2021, being deemed held at the Company's headquarters, at Avenida Engenheiro Luiz Carlos Berrini, 1.376, Bairro Cidade Monções, in São Paulo/SP, pursuant to paragraph 3, of article 4, of the CVM Instruction 481/09, as amended(“ICVM 481”).

2. CALL NOTICE: Call notice was published in the Diário Oficial do Estado de São Paulo on March 4, 5 and 6, 2021, pages 63, 174 and 28, respectively, and in the newspaper Valor Econômico on March 4, 5 and 6, 2021, pages B7, B7 and B11, respectively, and amendment dated March 16, 2021 and published in the Diário Oficial do Estado de São Paulo on March 17, 18 and 19, 2021, pages 140, 67, 179, and in the newspaper Valor Econômico on March 17, 18 and 19, 2021, pages C5, B5 and C3 respectively.

3. RELEASES: The Company's financial statements, accompanied by the management report, the independent auditors' report, and the opinion of the Board of Directors, the Audit and Control Committee, and the Fiscal Council, for the fiscal year ending December 31, 2020, were published entirely in the newspapers Diário Oficial do Estado de São Paulo, on pages 5 to 27 of the edition of February 24, 2021, and in Valor Econômico, on pages B13 to B24 of the edition of February 24, 2021. All documents related to the matters to be deliberated in this Meeting, pursuant to ICVM 481, were made available to the shareholders on the Company’s (www.telefonica.com.br/ri), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) websites.

4. ATTENDANCE: Pursuant to CVM Instruction 481, this Meeting was held exclusively digitally through the electronic platform made available by the Company, as per the Material Fact and amendment to the call notice disclosed by the Company to the shareholders on March 16, 2021. In this regard, shareholders representing approximately 89.93% of the common shares, which are listed in the Shareholder Attendance Book nº 003 and considering the valid remote voting ballots received through Banco Bradesco S.A., as the bookkeeping agent for the Company's shares and also directly by the Company, under the terms of ICVM 481, according to the consolidated summary voting map released on April 14, 2021 (“Consolidated Map”). Therefore, the legal quorum has been established for this Meeting to be installed and to deliberate on the matters on the agenda.

1

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

Mr. Breno Rodrigo Pacheco de Oliveira, General-Secretary and Legal Officer; Messrs. Charles Edwards Allen, Cremênio Medola Netto and Gabriela Soares Pedercini, members of the Fiscal Council; Mr. Carlos Cesar Mazur, the Company's accountant, and Mr. Sergio Eduardo Zamora, representative of PricewaterhouseCoopers Auditores Independentes were also present.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chair, and Carolina Simões Cardoso – Secretary.

6. AGENDA:

(1)             to take the Management accounts, as well as to examine, discuss and vote on the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report and the Opinion of the Fiscal Council, for the fiscal year ending December 31, 2020;

(2)             to resolve on the allocation of the results of the fiscal year ending December 31, 2020 and the distribution of dividends to the Company's shareholders;

(3)             elect the members of the Fiscal Council for a new term; and

(4)             to set the amount of the global annual compensation for the Managements and members of the Fiscal Council for the fiscal year 2021.

7. RESOLUTIONS:

Initially, Mr. The Chairman states that he is aware of the Minutes of the Preliminary Meeting of the shareholders Telefónica Latinoamérica Holding, S.L., Telefónica S.A and SP Telecomunicações Participações Ltda, held on April 5, 2021, the resolution of which binds all the shareholders who signed the aforementioned Shareholders' Agreement, entered into on October 1, 2020, pursuant to the provisions of article 118 of Law 6,404/76 (“Voting Instruction”).

2

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

Mr. Chairman informed that the relevant documentation was at the shareholders' disposal. The attending shareholders agreed to waive the reading of the documents, as they were of the entire understanding of all, as well as of the Consolidated Map disclosed to the market, which was made available for consultation.

After examining and discussing the matters on the agenda, the shareholders resolved as follows:

(1)       To take the Management accounts, as well as to examine, discuss and vote on the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report and the Opinion of the Fiscal Council, for the fiscal year ending December 31, 2020.

The matter was approved by majority vote of the common shareholders present, registered abstentions (as per final summary voting map in Exhibit A).

(2)       To resolve on the allocation of the results of the fiscal year ending December 31, 2020 and the distribution of dividends to the Company's shareholders.

The matter was approved by majority vote of the common shareholders present, registered abstentions (as per final summary voting map in Exhibit A), according to the Management Proposal previously disclosed on the websites of the Brazilian Securities and Exchange Commission - CVM, of B3 - Brasil, Bolsa e Balcão and of the Company, as summarized below:

o	Net Income for the Year: R$4,770,527,194.30
o	Settlements: (i) legal reserve, of R$238,526,359.72, and (ii) reserve for non-distributable tax incentives, of R$18,766,243.13.
o	Adjusted Net Income: R$4,513,234,591.45
o	Deductions to the adjusted net income: dividends and interest on equity already deliberated in the fiscal year, of R$3,830,000,000.00.
o	Balance of undistributed net income: R$683,234,591.45

o  Add to this (i) the reversal of the special reserve for expansion and modernization in 2020, of R$600,000,000.00, (ii) the interest on own capital and dividends prescribed, of R$99,788,073.68, and (iii) the recognized actuarial gains and effect of the limitation of assets of the surplus plans, net of taxes, of R$204,495,710.32.

3

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

o	Profit available for distribution: R$1,587,518,375.45

The balance of R$1,587,518,375.45 is allocated for the distribution of dividends to the shareholders of common shares registered on the Company's records at the end of April 15, 2021, after which date the shares will be considered “ex-dividend.”

The payment of the interest on equity capital and dividends (already declared and hereby approved) and of the dividends declared herein will take place on the dates indicated below, as established by the Company's Statutory Board.

amount in R$	07/13/2021	10/05/2021	Total
Interest on equity, net 2/14/2020	229,500,000.00	-	229,500,000.00
Interest on equity, net 3/19/2020	127,500,000.00	-	127,500,000.00
Interest on equity, net 6/17/2020	765,000,000.00	-	765,000,000.00
Interest on equity, net 9/17/2020	552,500,000.00	-	552,500,000.00
Interest on equity, net 11/16/2020	340,000,000.00	-	340,000,000.00
Interest on equity, net 12/11/2020	221,000,000.00	-	221,000,000.00
Interim dividends 12/11/2020	-	1,200,000,000.00	1,200,000,000.00
Additional Proposed Dividends	-	1,587,518,375.45	1,587,518,375.45
NET TOTAL AMOUNT	2,235,500,000.00	2,787,518,375.45	5,023,018,375.45

(3)       Elect the members of the Fiscal Council for a new term.

(i)               The Company's Fiscal Council Members were reelected, by majority vote of the holders of common shares present, registered abstentions (according to the final summary voting map in Exhibit A), upon the nomination of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Latinoamérica Holding, S.L, and Telefónica S.A., following the presentation of their resumes, as sitting members: Mr. Cremênio Medola Netto, Brazilian, married, economist, holder of identification document (RG) number 3.590.896-8 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 026.676.068-68, resident and domiciled in the City of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; and Mr. Charles Edwards Allen, Brazilian, single, economist, holder of identification document (RG) number 4.730.628 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 669.820.148-00, resident and domiciled in the city and State of São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; and as their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, holder of identification document (RG) number 3011229915 - SSP/RS, inscribed in the register of individual taxpayers (CPF) under number 185.813.400-59, resident and domiciled in the City of Canoas, State of Rio Grande do Sul, at Rua Edgar Fritz Muller, 137 - Bairro Rio Branco; and Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of identification document (RG) number 4.650.496-5 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 374.378.958-20, resident and domiciled in the City and State of São Paulo, with address at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi, for a term of office starting on this date and ending in the Shareholders' Meeting to be held in the year 2022.

4

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

(ii) The Chair proceeded to a separate election by minority shareholders pursuant to article 161, paragraph 4, item 'a' of Law 6404/76 (“Brazilian Corporate Law"), without the participation of the Company's controlling shareholders, under the terms of the Brazilian Corporate Law.

The following candidates were appointed:

•          As sitting member, Ms. Gabriela Soares Pedercini, Brazilian, married, electrical engineer, holder of identification document (RG) (MG-14.207.779), inscribed in the register of individual taxpayers (CPF) under number 085.995.616-42, with business address in the City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, CEP 31010-560, and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian, married, business administrator, holder of identification document (RG) (MG-7.835.351), inscribed in the register of individual taxpayers (CPF) under number 054.113.616-05, with business address in the City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, CEP 31010-560, appointed by the shareholder Hydrocenter - Válvulas Tubos e Conexões Ltda.;

•	As sitting member, Mr. Rafael de Souza Morsch, Brazilian, married, graduated in Economic Sciences, holder of identification document (RG) (1086004841 SSP/RS), inscribed in the register of individual taxpayers (CPF) under number 012.184.570-23, with business address in the City of Porto Alegre, State of Rio Grande do Sul, at na Av. Senador Tarso Dutra, nº 565, sala 1910, CEP 90690-140, and, as his respective alternate, Ms. Débora de Souza Morsch, Brazilian, divorced, graduated in Civil Engineering and Business Administration, holder of identification document (RG) (2019451364 SSP/RS), inscribed in the register of individual taxpayers (CPF) under number 393.791.320-34, with business address in the City of Porto Alegre, State of Rio Grande do Sul, at Av. Senador Tarso Dutra, nº 565, sala 1910, CEP 90690-140, appointed by the shareholders Hayp Fundo de Investimento em Ações and Continental Fundo de Investimento em Ações;
5

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

•          As sitting member, Mr. Flávio Stamm, Brazilian, married, business administrator, holder of identification document (RG) number 12.317.859 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 048.241.708-00, resident and domiciled in the City and State of São Paulo, at Rua Patápio Silva, nº 223, apto. 32, CEP 05436-010; and, as his respective alternate, Mr. Gilberto Lerio, Brazilian, divorced, accountant, holder of identification document (RG) number 4.370.494-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 269.714.378-53, resident and domiciled in the City and State of São Paulo, at Av. Indianópolis, nº 860, CEP 04062-001, nominated by the shareholder Ms. Juliana Maia Vaz Santiago.

Therefore, the following were elected, by majority of votes cast by the minority shareholders present, registered abstentions (as per the final summary voting map in Exhibit A), the fiscal directors Gabriela Soares Pedercini and Alexandre Pedercini Issa, whose term of office begins on this date and will end at the General Shareholders’ Meeting to be held in 2022.

The members of the Fiscal Council will be invested in their positions by signing the terms of investiture and declaration of impediment, whereby they will declare that they are not under any legal impediment to exercise the position of member of the Fiscal Council and that they are able to sign the declarations of impediment of paragraph 4 of article 147 of the Brazilian Corporate Law, which will be filed at the Company's headquarters (pursuant to the declarations of Exhibit B and terms of investiture of Exhibit C).

6

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

(4)       Set the amount of the global annual compensation for the Managements and members of the Fiscal Council for the fiscal year 2021.

(i)        By majority of the votes of the holders of common shares present, registered abstentions (according to the final summary voting map in Exhibit A), the overall annual compensation of the officers and members of the Fiscal Council for the fiscal year 2021, of R$33,707,787.46 corresponding to an amount net of social charges payable by the employer (Social Security and FGTS contribution) of R$27,354,683.15. The Board of Directors will establish the individual compensation of the managers as provided for in the Company's bylaws. It is noted that the compensation of the sitting Fiscal Council Members will not be lower than 10% of the average compensation attributed to each Executive Officer, in accordance with the Brazilian Corporate Law.

8. VOTING MAP: Pursuant to article 21, paragraph 6, of CVM Instruction 480/09, the final summary voting chart is signed by the Chair and by the Secretary, and is part of these minutes as its Exhibit A, indicating the number of approvals, rejections, and abstentions that each resolution received, as well as the number of votes granted to each candidate for Fiscal Council member.

9. CLOSURE: There being no further matters to discuss, the Chair declared the meeting adjourned and ordered the minutes to be drawn up in summary form. It was also decided that (i) in the minutes release the shareholders' signatures will be omitted; and (ii) the written votes were received by the Board and will be filed at the Company's headquarters. The minutes were read, approved and signed by the members of the board, as well as by the shareholders identified below and other mandatory members, pursuant to article 21-C, paragraph 5, and article 21-V, paragraph 1, both of ICVM 481.

Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Representing the Management; Carolina Simões Cardoso - Secretary of the Meeting.

7

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

Shareholders: through the Remote Vote Form: pursuant to article21-V, § 1º, of ICVM 481: TOMAS BOCCHESE GALLO; BRADESCO FF INDICE ATIVO FUNDO DE INVESTIMENTO EM ACOES; BRADESCO FUNDO DE INVESTIMENTO EM ACOES SALUBRE; BRADESCO FI EM ACOES ARAUCARIA; BRADESCO H FIA SRI; BRAM H FI EM ACOES PASSIVO IBRX; BRAM H FI EM ACOES IBOVESPA GESTAO; BRADESCO FIA MASTER DIVIDENDOS; PG PREV - SOCIEDADE DE PREVIDENCIA PRIVADA; BRAM H FIA DIVIDENDOS; BRADESCO FIA MASTER IBOVESPA; FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157; BRADESCO FIA SMART ALLOCATION; BRADESCO H FI EM ACOES DIVIDENDOS; BRADESEG PARTICIPACOES S.A.; BRADESCO SEGUROS S.A.; BRADESCO FIA IBOVESPA PLUS; AGORA DIVIDENDOS INDEX FIA; BRADESCO H FI EM ACOES IBOVESPA; BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL; BRADESCO MULTIPORTFOLIO FMP - FGTS CL; FUNDO DE INVESTIMENTO DE ACOES MEAIPE IBX ATIVO; BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA; BRADESCO FIA DIVIDENDOS; BRADESCO FIA SUPER ACAO; BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO; BRADESCO FIM FUNDACAO AMAZONAS SUSTENTAVEL – FAZ; FI EM ACOES ARUBA; BRADESCO FUNPRESP FUNDO DE INVESTIMENTO MULTIMERCADO; INSTITUTO ADV DE JUBILACAO E ASSISTENCIA; ETF BRADESCO IBOVESPA FUNDO DE INDICE; CITY OF FRESNO RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; CITIBANK NA, NEW YORK; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; SIONNA SRTATEGIC INCOME FUND; BRANDES EMERGING MARKETS VALUE FUND; BRANDES INTERNATIONAL EQUITY FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF BALTIMORE EM RETIREMENT SYSTEM; INVESCO GLOBAL EMERGING MARKETS FUND (UK); RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; IBM 401 (K) PLUS PLAN; NN (L); INVESCO FUNDS; IRISH LIFE ASSURANCE PLC; MANAGED PENSION FUNDS LIMITED; BLACKROCK GLOBAL FUNDS; NORGES BANK; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING

8

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

MARKETS EQUITY POOL; STANDARD LIFE INVESTMENTS GLOBAL SICAV; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MONETARY AUTHORITY OF SINGAPORE; RAYTHEON TECHNOLOGIES C. M. R. TRUST; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LOUSIANA STATE EMPLOYEES RETIR SYSTEM; BLACKROCK ADVANTAGE GLOBAL FUND INC; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV, AS TR FT ST RET PLAN AND TR/RSBP AN TR; STANDARD LIFE ASSURANCE LIMITED; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FIRST CHURCH OF CHRIST SCIENT B MASS; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; AWARE SUPER PTY LTD; LAZARD GLOBAL ACTIVE FUNDS, PLC; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; NEW ZEALAND SUPERANNUATION FUND; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; BRANDES INSTITUTIONAL EQUITY TRUST; COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION; EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE; FIREMEN S ANNUITY AND BEN. FD OF CHICAGO; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; ILLINOIS STATE BOARD OF INVESTMENT; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); SAUDI ARABIAN MONETARY AUTHORITY; STICHITING BLUE SKY ACT EQ EM MK GL FUND; TEXAS CHRISTIAN UNIVERSITY; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; NAV CANADA PENSION PLAN;

9

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

ILLINOIS MUNICIPAL RETIREMENT FUND; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; UTAH STATE RETIREMENT SYSTEMS; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; COLONIAL FIRST ST WHOLESALE ACADIAN GLO EQ FD; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; LSV EMERGING MARKETS EQUITY FUND LP; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND; THE BOMBARDIER TRUST UK; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; VALIC COMPANY I GLOBAL STRATEGY FUND; STANLIB FUNDS LIMITED; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; DGIA EMERGING MARKETS EQUITY FUND L.P.; AXA ROSENBERG EQUITY ALPHA TRUST; BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; JOHN S. AND JAMES L. KNIGHT FOUNDATION; THE METHODIST HOSPITAL; ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; LAZARD/WILMINGTON COLLECTIVE TRUST; ISHARES MSCI BRAZIL ETF; BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND; ISHARES II PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; SPDR SP EMERGING MARKETS ETF; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; THE TEXAS

10

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; EDUCATIONAL EMPLOYEES SUPPLEMENTARY R STM OF FAIRFAX C; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; BURROUGHS WELLCOME FUND; FUTURE FUND BOARD OF GUARDIANS; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; COMMONWEALTH GLOBAL SHARES FUND 4; WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUN; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; CASEY FAMILY PROGRAM; THRIVENT INTERNATIONAL ALLOCATION FUND; STICHTING PENSIOENFONDS UWV; LEGAL GENERAL INTERNATIONAL INDEX TRUST; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; PRAMERICA SICAV; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; CITY OF EDMONTON EQUITY UNIT TRUST; PICTET - EMERGING MARKETS INDEX; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN; BELLSOUTH CORPORATION RFA VEBA TRUST; CENTRAL PROVIDENT FUND BOARD; TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY

11

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

SERIES G EX US I FD; STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.; SCHWAB EMERGING MARKETS EQUITY ETF; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; ISHARES MSCI EMERGING MARKETS ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; THORNBURG DEVELOPING WORLD FUND; INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; COMMONWEALTH EMERGING MARKETS FUND 6; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; COX ENTERPRISES INC MASTER TRUST; STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; COLUMBIA EMERGING MARKETS CONSUMER ETF; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; EMERGING MARKETS INCOME FUND A SUB FD OF POLAR C FUNDS PLC; HEXAVEST EMERGING MARKETS FUND; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; QIC INTERNATIONAL EQUITIES FUND; BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; FIRST TRUST LATIN AMERICA ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK; ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TEXAS MUNICIPAL RETIREMENT SYSTEM; ST STR EMER MKTS MANAGED VOLATILITY NON-LENDING QIB C TR FD; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/MELLON EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S

12

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

INDEX FUND; ISHARES V PUBLIC LIMITED COMPANY; MIP ACTIVE STOCK MASTER PORTFOLIO; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; AMF PENSIONSFORSAKRING AB; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; BAPTIST HEALTH SOUTH FLORIDA, INC.; FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND; ARROWSTREET US GROUP TRUST; ARIEL GLOBAL FUND; ISHARES EMERGING MARKETS DIVIDEND ETF; MERCER QIF FUND PLC; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; ASCENSION ALPHA FUND, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WATER AND POWER EMPLOYEES RETIREMENT PLAN; BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND; STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; BRANDES GLOBAL OPPORTUNITIES FUND; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES VI PUBLIC LIMITED COMPANY; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F; COMMONWEALTH GLOBAL SHARE FUND 28; BIMCOR GLOBAL EQUITY POOLED FUND; MEMORIAL HERMANN HEALTH SYSTEM; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; MISSOURI EDUCATION PENSION TRUST; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; EATON VANCE MANAGEMENT; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; THORNBURG GLOBAL INVESTMENT PLC- THORNBURG

13

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

DEVELOPING W F; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; STATE STREET IRELAND UNIT TRUST; TD EMERGING MARKETS LOW VOLATILITY FUND; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); GEORGE LUCAS FAMILY FOUNDATION; STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND; VIDENT INTERNATIONAL EQUITY FUND – WI; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; LACM GLOBAL EQUITY FUND L.P.; XTRACKERS (IE) PUBLIC LIMITED COMPANY; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; ALPS EMERGING SECTOR DIVIDEND DOGS ETF; XTRACKERS; FONDO CONSOLIDADO DE RESERVAS PREVISIONALES; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NN PARAPLUFONDS 1 N.V; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ENSIGN PEAK ADVISORS, INC; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; GWL GLOBAL INVESTMENT, LLC; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; MEMORIAL HERMANN PENSION PLAN AND TRUST; GENERAL ORGANISATION FOR SOCIAL INSURANCE; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; MOBIUS LIFE LIMITED; PGIM FUNDS PUBLIC LIMITED COMPANY

14

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

ITAU FUNDS - LATIN AMERICA EQUITY FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH P; METALLRENTE FONDS PORTFOLIO; WISDOMTREE ISSUER ICAV; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; SPDR MSCI ACWI LOW CARBON TARGET ETF; CMLA GLOBAL LOW VOLATILE EQUITIES FUND; ISHARES MSCI ACWI LOW CARBON TARGET ETF; KBI DST EMERGING MARKET ESG FUND; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; LATTICE EMERGING MARKETS STRATEGY ETF; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF; ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; AQR UCITS FUNDS; LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO; COMMONWEALTH GLOBAL SHARE FUND 30; XTRACKERS MSCI ALL WORLD EX US HIGH D Y EQUITY ETF; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ BEST STYLES G AC EQ; COLONIAL FIRST STATE INVESTMENT FUND 10; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; THE BOARD OF THE PENSION PROTECTION FUND; WM POOL - EQUITIES TRUST NO. 75; ANALYTIC ALL COUNTRY WORLD LOW VOLATILITY EQUITY FUND LP; FUNDAMENTAL LOW V I E M EQUITY; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; STATE STREET ICAV; WISDOMTREE EMERGING MARKETS ESG FUND; MEMORIAL HERMANN FOUNDATION; SCHRODER ADVANCED B. G. E. VALUE FUND; COCA-COLA COMPANY; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; ACADIAN COLLECTIVE INVESTMENT TRUST; ISHARES ESG MSCI EM ETF; FRANKLIN TEMPLETON ETF

15

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

T - FRANKLIN LIBERTYQ EMERGING M ETF; FRANKLIN TEMPLETON ETF TRUST -FRANKLIN LIBERTYQ GLOBAL E ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; NAVARRO 1 FUND LLC; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; ISHARES IV PUBLIC LIMITED COMPANY; WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E; STANDARD LIFE INVESTMENTS GLOBAL SICAV II; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; LEGAL GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) DIV; ARIEL INTERNATIONAL DM/EM LLC; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II; LAZARD GLOBAL MANAGED VOLATILITY FUND; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLI; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; EMERGING MARKETS EQUITY SELECT ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK MSCI EMERGING MARKETS DIVERSIFIED MULTI-FACTOR FUN; BLACKROCK MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX F; CDN ACWI ALPHA TILTS FUND; EMERGING MARKETS ALPHA TILTS FUND; EMERGING MARKETS ALPHA TILTS FUND B;EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ALPHA TILTS-ENHANCED FUND; GLOBAL ALPHA TILTS FUND A; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; BLACKROCK ADVANTAGE E. M. FUND

16

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

OF BLACKROCK FUNDS; STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; ABERDEEN E. MARKETS EQUITY INCOME FUND. INC; AQR EMERGING EQUITIES FUND II, L.P.; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; ALLIANZ BEST STYLES GLOBAL AC EQUITY FUND; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; JPMORGAN ETFS (IRELAND) ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; NORTHERN ENGAGE360 FUND; NATIONAL PENSION INSURANCE FUND; LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MERCER EMERGING MARKETS SHARES FUND; PARAMETRIC TMEMC FUND, LP; VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); MSCI EQUITY INDEX FUND B – BRAZIL; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT; MSCI ACWI EX-U.S. IMI INDEX FUND B2; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JÁ; VANGUARD ESG INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ARROWSTREET GLOBAL MINIMUM VOLATILITY ALPHA EXTENS; ABERDEEN MANAGED DISTRIBUTION FUND; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA; PUBLIC PENSION AGENCY; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; AVIVA INVESTORS

17

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

INVESTMENT FUNDS ICVC - AVIVA I M-S T R FUND; LSV EMERGING MARKETS EQUITY FUND USA; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; SIX CIRCLES INTERNATIONAL UNCONSTRAINED EQUITY FUN; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; PHILADELPHIA GAS WORKS PENSION PLAN; FIDEICOMISO FAE; PENSIOENFONDS WERK EN (RE)INTERGRATIE; MACQUARIE MULTI-FACTOR FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EM; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND; FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN; FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO; STICHTING BLUE SKY LIQUID ASSET FUNDS; NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND; TWO ROADS SHARED TRUST: REDWOOD ALPHAFACTOR TACTIC; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; CCL Q EMERGING MARKETS EQUITY FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; THRIVENT CORE EMERGING MARKETS EQUITY FUND; ASSET MANAGEMENT EXCHANGE UCITS CCF; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; ISHARES ESG MSCI EM LEADERS ETF; 1895 FONDS FGR; GOTHAM CAPITAL V, LLC; BLK MAGI FUND; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING; LEGAL GENERAL CCF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; STICHTING PENSIOENFONDS PGB; KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3; ISHARES ESG ADVANCED MSCI EM ETF; ARERO - DER WELTFONDS -NACHHALTIG; ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT

18

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

EMERG; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; GOVERNMENT SUPERANNUATION FUND; H.E.S.T. AUSTRALIA LIMITED; JP MORGAN DIVERSIDIED FUND; JPMORGAN FUNDS; BUREAU OF LABOR FUNDS - LABOR PENSION FUND;BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND; NEW YORK STATE COMMON RETIREMENT FUND; NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND; NVIT EMERGING MARKETS FUND; NVIT INTERNATIONAL EQUITY FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; SOUTHERN COMPANY SYSTEM MASTER RETIREMENT; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F. Shareholders present through virtual platform, pursuant to article 21-V, § 1º, da ICVM 481: SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA. (p.p. Carolina Simões Cardoso); TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. (p.p. Carolina Simões Cardoso); TELEFÓNICA S.A. (p.p. Carolina Simões Cardoso); TELEFÓNICA CHILE S.A. (p.p. Carolina Simões Cardoso); TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. and TELEFÓNICA S.A., represented by Santander Caceis Brasil DTVM S.A. (p.p. Carolina Simões Cardoso); FLAVIO STAMM; JULIANA MAIA VAZ SANTIAGO (p. p. Flávio Stamm); HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA. (p.p. Alexandre Pedercini Issa); HAYP FUNDO DE INVESTIMENTO EM AÇÕES and CONTINENTAL FUNDO DE INVESTIMENTO EM AÇÕES, represented by Zenith Asset Management Ltda. (p.p. Eduardo Boccuzzi); ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND, ABERDEEN STANDARD SICAV I - EMERGING MARKETS INFRASTRUCTURE EQUITY FUND, JANUS HENDERSON FUND, BEST INVESTMENT CORPORATION, represented by

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

Banco BNP Paribas Brasil S.A. (p.p. Rodrigo de Mesquita Pereira); HSBC ETFS PLC-HSBC EMERGING MARKET SUSTAINABLE EQUITY UCITS ETF, HSBC ETFS PUBLIC LIMITED COMPANY, HSBC GLOBAL INVESTMENT FUNDS - GLOBAL EMERGING MARKETS MULTI-ASSET INCOME, represented by Bem Distribuidora de Títulos e Valores Mobiliários Ltda. (p.p. Rodrigo de Mesquita Pereira); NUSHARES ESG EMERGING MARKETS EQUITY ETF, IT NOW IBOVESPA FUNDO DE ÍNDICE, IT NOW IDIV FUNDO DE INDICE, IT NOW ISE FUNDO DE INDICE, ITAU CAIXA ACOES FI, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAU HEDGE PLUS MULTIMERCADO FI, ITAU IBOVESPA ATIVO MASTER FIA, ITAU INDEX ACOES IBRX FI, ITAÚ AÇÕES DIVIDENDOS FI, ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO, ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI, ITAÚ MULTIMERCADO LONG AND SHORT FI, ITAÚ PREVIDÊNCIA IBRX FIA, LONG BIAS MULTIMERCADO FI, represented by Itaú Unibanco S.A. (p.p. Rodrigo de Mesquita Pereira); AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS, CONTI INTERNACIONAL, GLOBAL MULTI-FACTOR EQUITY FUND, represented by Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (p.p. Rodrigo de Mesquita Pereira). Others: Gabriela Soares Pedercini – Fiscal Board Member; Cremênio Medola Netto – Fiscal Board Member; Charles Edwards Allen – Fiscal Board Member; Carlos Cesar Mazur – Company’ Accountant; Sergio Eduardo Zamora – PricewaterhouseCoopers Auditores Independentes.

This is a free English translation of the Minutes of the 23rd General Shareholders’ Meeting of Telefônica Brasil S.A., held on April 15, 2021, drawn up in the Company’s book.

_______________________________

Carolina Simões Cardoso

Secretary of the Meeting

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 | Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 23rd GENERAL SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2021

Annex A - Final Voting Map

	APPROVE	REJECT	ABSTAIN
AT GENERAL SHAREHOLDERS’ MEETING	Number of Shares ON	Number of Shares ON	Number of Shares ON
(1) Examine the management’s accounts, related to the fiscal year ended on December 31, 2020.	1,478,364,851	979,144	36,441,820
(2) Destine the fiscal year 2020 result and distribute dividends.	1,509,778,675	841,312	5,165,828
(3) elect the members of the Fiscal Board for a new term	See table below	See table below	See table below
(4) Set the amount of the global annual remuneration for the management and members of the Fiscal Board for the fiscal year 2021.	1,508,510,332	1,835,799	5,439,684

ELECTION – FISCAL BOARD	CONFERRED VOTES Number of Shares ON	ABSTANTIONS Number of Shares ON
(3) Elect the Fiscal Board for a new term – indication of candidates to the Fiscal Board:
(i) Voting of two effective candidates and their respective alternates indicated by the controlling shareholders:
- Cremênio Medola Netto (effective) and Juarez Rosa da Silva (alternate)	1,510,186,623	5,272,439
- Charles Edwards Allen (effective) and Stael Prata Silva Filho (alternate)	1,510,243,936	5,278,442
(ii) Voting of an effective candidate and respective alternate separately by the minority shareholders under the terms of the Brazilian Corporate Law:
- Flavio Stamm (effective) and Gilberto Lério (alternate)	350,010	141,994,332
- Gabriela Soares Pedercini (effective) and Alexandre Pedercini Issa (alternate)	2,039,312	141,994,332
- Rafael de Souza Morsch (effective) and Débora de Souza Morsch (alternate)	336,800	141,994,332

Board:

Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting, representing the Management	Carolina Simões Cardoso Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 15, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director